Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 8 DATED JULY 15, 2021
TO THE PROSPECTUS DATED MAY 3, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated May 3, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2021, Supplement No. 2, dated May 14, 2021, Supplement No. 3, dated May 20, 2021, Supplement No. 4, dated June 3, 2021, Supplement No. 5, dated June 15, 2021, Supplement No. 6, dated July 1, 2021, and Supplement No. 7, dated July 14, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of August 1, 2021;
●	the calculation of our June 30, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update to the risk factors;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updated information regarding our investment in a joint venture; and
●	updated experts information.
●	AUGUST 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2021 (and distribution reinvestment plan issuances following the close of business on July 30, 2021 and share redemptions as of July 31, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.5692	$11.0672
Class W	$10.5692	$10.5692
Class I	$10.5692	$10.5692

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “June 30, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	JUNE 30, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at https://blackcreekgroup.com/investment-solutions/black-creek-industrial-reit-iv and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by our Advisor, helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio, real estate-related assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although third-party appraisal firms, the Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by the Independent Valuation Advisor and the final estimates of fair values of our real estate-related assets, our other assets, and our liabilities are determined by the applicable pricing source, subject to the oversight of our board of directors. With respect to the valuation of our real properties, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation and review process generally. Unconsolidated real properties held through joint ventures or partnerships are valued by such joint ventures or partnerships according to their valuation procedures. At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real properties, the Advisor will determine the estimated fair value of the unconsolidated real properties for those interim periods. All parties engaged by us in connection with our valuation procedures, including the Independent Valuation Advisor, ALPS Fund Services Inc. (“ALPS”), and our Advisor, are subject to the oversight of our board of directors. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from the Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Advisor.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from total equity or stockholders’ equity on a GAAP basis. Most significantly, the valuation of our real assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Advisor. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Another example that will cause our NAV to differ from our GAAP total equity or stockholders’ equity is the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of June 30, 2021 and May 31, 2021:

	As of
(in thousands)	June 30, 2021	May 31, 2021
Investments in industrial properties	$2,742,200	$1,680,400
Investment in unconsolidated joint venture partnership(s)	54,813	406,270
DST Program Loans	24,561	—
Cash and cash equivalents	159,198	363,812
Other assets	115,120	16,752
Line of credit, term loan and mortgage notes	(874,750)	(582,750)
Financing obligations associated with our DST Program	(82,118)	—
Other liabilities	(46,904)	(26,577)
Accrued performance component of advisory fee	(16,022)	(9,869)
Accrued fixed component of advisory fee	(2,101)	(1,698)
Aggregate Fund NAV	$2,073,997	$1,846,340
Total Fund Interests outstanding	196,231	178,205

The following table sets forth the NAV per Fund Interest as of June 30, 2021 and May 31, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of June 30, 2021
Monthly NAV	$2,073,997	$1,738,489	$111,013	$210,636	$13,859
Fund Interests outstanding	196,231	164,487	10,504	19,929	1,311
NAV Per Fund Interest	$10.5692	$10.5692	$10.5692	$10.5692	$10.5692
As of May 31, 2021
Monthly NAV	$1,846,340	$1,595,227	$103,726	$133,801	$13,586
Fund Interests outstanding	178,205	153,968	10,012	12,914	1,311
NAV Per Fund Interest	$10.3608	$10.3608	$10.3608	$10.3608	$10.3608

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of June 30, 2021, we estimated approximately $63.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnership as of June 30, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuation to account for the restricted salability or transferability of those real properties given our minority ownership interest in Build-To-Core Industrial Partnership II LP (the “BTC II Partnership”). We estimate the fair value of our minority ownership interest in the BTC II Partnership as of June 30, 2021 would have been $8.9 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of June 30, 2021 would have been higher by approximately $8.9 million, or $0.05 per share, not taking into account all of the other items that impact our monthly NAV. Due to the transaction we entered into to split up the portfolio of Build-To-Core Industrial Partnership I LP (the “BTC I Partnership”), we have adjusted certain assumptions regarding the liquidity discount and the portion of the total discount associated with the BTC I Partnership was eliminated as of June 15, 2021, thereby having a positive impact on our NAV, not taking into account all of the other items that impact our monthly NAV or that offset the impact of the partial elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of June 30, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.2%
Discount rate / internal rate of return	6.2%
Average holding period (years)	10.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.5%
	0.25	% increase	(3.2)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.0)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of June 30, 2021, we classified all of our debt as intended to be held to maturity.

●	STATUS OF THIS OFFERING

As of June 30, 2021, we had raised gross proceeds of approximately $1.6 billion from the sale of approximately 151.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $53.1 million. As of June 30, 2021, approximately $416.4 million in shares remained available for sale pursuant to this offering, including approximately $16.9 million in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan. Consistent with our strategy of providing a continuous public offering with unlimited duration, we have filed a registration statement for a third public offering, which we presently expect will take effect in the third quarter of 2021 immediately following the termination of this offering.

●	RISK FACTORS

The following risk factor updates and supersedes the similar risk factor included in Supplement No. 5, dated June 15, 2021:

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies that are used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, any valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction. As a result, the realizable value of our interest in joint ventures or partnerships used in the calculation of our NAV may be lower than the value that would be derived if a minority or liquidity discount had not been applied, which could then have a negative impact on our calculation of NAV. Similarly, if any such properties held in a joint venture or partnership in which we own a minority interest are transferred to us as part of a liquidation of the assets of the joint venture or partnership or other transaction resulting in our ownership of 100% of such properties, which could happen in the future with respect to the BTC II Partnership pursuant to the terms of its partnership agreement, it could have a positive impact on the calculation of our NAV. In some cases, the impact may be significant. For example, we estimate the fair value of our minority ownership interests in the BTC II Partnership as of June 30, 2021 would have been $8.9 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV would have been higher by approximately $8.9 million, or $0.05 per share, not taking into account all of the other items that impact our monthly NAV, as of June 30, 2021.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of June 2021 and were paid to all stockholders of record as of the close of business on June 30, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
June 2021	7/1/2021	$0.038	$0.041	$0.045
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of June 30, 2021, we had $3.0 billion in assets under management (calculated as fair value of investment in industrial properties and fair value of investment in an unconsolidated joint venture partnership, plus cash and cash equivalents), and our leverage ratio was approximately 29.6% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in an unconsolidated joint venture partnership plus cash and cash equivalents).

As of June 30, 2021, we directly owned and managed a real estate portfolio that included 93 industrial buildings totaling approximately 19.7 million square feet located in 22 markets throughout the U.S., with 168 customers, and was 95.5% occupied (96.8% leased) with a weighted-average remaining lease term (based on square feet) of 4.9 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of June 30, 2021, our real estate portfolio included:

●	90 industrial buildings totaling approximately 19.2 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.1% occupied (97.3% leased); and
●	Three industrial buildings totaling approximately 0.5 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Additionally, we owned and managed 25 buildings totaling approximately 5.5 million square feet through our minority ownership interest in the BTC II Partnership as of June 30, 2021. In addition, through our minority joint venture partnership, we owned and managed 10 buildings either under construction or in the pre-construction phase totaling approximately 4.1 million square feet as of June 30, 2021.

During the month ended June 30, 2021, we directly acquired two buildings comprised of approximately 0.4 million square feet for an aggregate total purchase price of approximately $53.3 million. In addition, during the month ended June 30, 2021, we, along with our joint venture partner, determined to split the portfolio of the BTC I Partnership, which, prior to the transaction, consisted of 44 buildings totaling approximately 12.1 million square feet (the “BTC I Portfolio”). As a result of the transaction, we own a 100% interest in 22 buildings that were previously part of the BTC I Portfolio, totaling approximately 5.4 million square feet with a total purchase price of $876.7 million, which includes consideration paid for our joint venture interest and our promote distribution. Additionally, during the month ended June 30, 2021, we leased approximately 0.2 million square feet of new and future leases, within our real estate portfolio.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of June 30, 2021:

($ and square feet in thousands)	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	12	$411,500	15.0%
New Jersey	10	352,400	12.9
Pennsylvania	10	247,500	9.0
Dallas	8	234,250	8.5
Bay Area	3	221,850	8.1
Seattle	2	183,100	6.7
Las Vegas	7	162,750	5.9
Reno	6	139,350	5.1
Central Valley	2	113,250	4.1
Atlanta	5	95,350	3.5
Other	28	580,900	21.2
Total Portfolio	93	$2,742,200	100.0%

The following table sets forth the total shareholder returns for the periods ended June 30, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Year-to-Date (1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	2.39%	9.84%	6.55%	6.14%
Class T Share Total Return (with sales charge) (3)	(2.22)%	4.90%	1.75%	4.81%
Class W Share Total Return (3)	2.42%	10.32%	6.75%	6.98%
Class I Share Total Return (3)	2.46%	10.86%	7.00%	7.17%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	JOINT VENTURE

1) The following supersedes and replaces the disclosure about our joint venture investments beginning on page 132 of the Prospectus, including the disclosure in the section titled, “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Joint Ventures” through and including the disclosure in the section titled, “Investments in Real Properties, Real Estate Securities and Debt Related Investments—BTC I Partnership Agreement,” which ends on page 138 of the Prospectus:

BTC II Joint Venture

We, through a subsidiary, own an 8.0% minority interest in the BTC II Partnership, as general partner, or the “BTC II GP,” and as a limited partner. A third-party institutional investor, or the “QR Limited Partner,” owns a 90.0% limited partner interest. The remaining 2.0% limited partner interest is owned by an entity in which two of our directors and each of our executive officers own an interest, or the “BCG Limited Partner.” In addition, Industrial Property Advisors Sub IV LLC, or “BTC II SLP,” an affiliate of the Advisor, owns a special limited partner interest in the BTC II Partnership.

The BTC II Portfolio

The BTC II Partnership owns a portfolio (the “BTC II Portfolio”) consisting of 25 acquired or completed industrial buildings totaling approximately 5.5 million square feet on approximately 126 acres located in 10 markets throughout the U.S., with 29 customers, which is 88.3% leased with a weighted-average remaining lease term (based on square feet) of approximately 5.5 years as of June 30, 2021, and 10 buildings either under construction or in the pre-construction phase for an additional 4.1 million square feet.

There were no customers that individually lease more than 10% of the total rentable area of the BTC Portfolio as of June 30, 2021.

Our management currently believes that the completed buildings in the BTC II Portfolio are suitable for their intended purpose and has no immediate plans for material renovations or other capital improvements at such buildings; however there are 10 buildings in the BTC II Portfolio that are in the construction or pre-construction phase and the Company intends to complete the construction and stabilization of those buildings following the acquisition. In addition, management believes that the BTC II Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the BTC II Portfolio that may compete with these buildings. The cost of the BTC II Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the BTC II Portfolio, for the years ended December 31:

Year	Total Rentable Square Feet	Weighted-Average Occupancy	Weighted-Average Effective Annual Gross Rent per Lease Square Foot (1)
2020	5,701,634	59.3%	$5.28
2019	4,697,649	53.6%	$5.21
2018	2,518,485	60.0%	$4.66
2017	1,969,968	37.7%	$4.15
2016	-	-%	$-
2015	-	-%	$-

(1)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighed-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the BTC II Portfolio:

		Gross Leasable Area
Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
2020	1	14,349	1%	$73,897	1%
2021	3	169,093	7%	$779,023	6%
2022	3	205,813	8%	$1,031,202	8%
2023	3	115,640	5%	$592,149	5%
2024	5	908,677	35%	$4,087,594	32%
2025	-	-	-%	$-	-%
2026	3	367,876	14%	$2,785,065	22%
2027	2	571,852	22%	$2,205,023	17%
2028	2	204,847	8%	$1,138,532	9%
2029	-	-	-%	$-	-%

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

BTC II Services Agreement, Incentive Distributions Sharing and Other BTC II Partnership Arrangements

Pursuant to the Agreement of Limited Partnership of the BTC II Partnership, as amended, or the “BTC II Partnership Agreement,” the BTC II GP, will provide, directly or indirectly by appointing an affiliate or a third party, acquisition and asset management services and, to the extent applicable, development management and development oversight services, or the “BTC II Advisory Services.” As compensation for providing the BTC II Advisory Services, the BTC II Partnership will pay the BTC II GP, or its designee, certain fees in accordance with the terms of the BTC II Partnership Agreement. The BTC II GP and Industrial Property Advisors Sub III LLC, or the “BTC II Service Provider,”, an entity owned by affiliates of the Advisor, entered into a services agreement, or the “BTC II Services Agreement,” pursuant to which the BTC II GP appointed the BTC II Service Provider to provide the BTC II Advisory Services and has assigned to the BTC II Service Provider the fees payable pursuant to the BTC II Partnership Agreement for providing the BTC II Advisory Services. As a result of the payment of the fees pursuant to the BTC II Services Agreement, the fees payable to the Advisor pursuant to the Advisory Agreement will be reduced by the product of (i) the fees actually paid to the BTC II Service Provider pursuant to the BTC II Services Agreement, and (ii) the percentage interest of the BTC II Partnership owned by us.

In addition, the BTC II Partnership Agreement contains procedures for making distributions to the parties, including incentive distributions to BTC II GP and BTC II SLP, which are subject to certain return thresholds being achieved. BTC II GP and BTC II SLP have agreed to split such incentive distributions such that BTC II SLP will receive 80% of the incentive distributions attributable to interests in BTC II which are not owned indirectly by us. We and the BTC II SLP can elect to receive the promote as a cash payment or as a gross up of our respective interests in the BTC II Partnership. In addition, the agreement contains procedures whereby either we or the QR Limited Partner may initiate an orderly split of a designated tranche of the BTC II Partnership’s real properties within 90 days of the promote having been paid. In that event, the real properties will be split in a manner such that the QR Limited Partner receives approximately 60% of the properties (based on their gross asset value) and the remaining 40% will be split among us and the BTC II SLP. The BCG Limited Partner will not participate in the split, and instead will have its interest that is allocable to that tranche of real properties redeemed for cash.

2) The following supersedes and replaces the section titled “The Advisor and the Advisory Agreement—Services Agreement” on page 165 of the Prospectus:

Services Agreement

The Advisor and its affiliates are paid fees in connection with other services they provide to us. The Advisor may also, directly or indirectly (including, without limitation, through us or our subsidiaries), receive fees from our joint venture partners and co-owners of our properties for services provided to them with respect to their proportionate interests. Fees received from joint venture partners or co-owners of our properties and paid, directly or indirectly (including, without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement. We, through our subsidiary that is the general partner of the BTC II Partnership, the Advisor and an affiliate of the Advisor have entered into the services agreement, pursuant to which the affiliate of the Advisor provides acquisition and asset management services and, to the extent applicable, development management and development oversight services to the BTC II Partnership and we, as the general partner, have assigned to such affiliate of the Advisor the fees payable pursuant to the BTC II partnership agreement for providing such services. See “Investments in Real Properties, Real Estate Securities and Debt Related Investments—BTC II Joint Venture” for a description of the BTC II Partnership services agreement.

●	EXPERTS

The statements included in this Supplement under the section titled “June 30, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.